Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE

August 9, 2017

SSL to Provide Transformational Ultra High Density Satellite for Hughes Network Systems

Contract award demonstrates commitment to investments in next-generation technologies to support future communications satellite industry operating requirements

PALO ALTO, Calif. – MacDonald, Dettwiler and Associates Ltd. (“MDA” or the “Company”) (TSX:MDA), a global communications and information company, today announced that its subsidiary, Space Systems Loral (SSL) has signed a contract to provide JUPITER™ 3 a transformational Ultra High Density Satellite (UHDS) to Hughes Network Systems, LLC (HUGHES) to be designated EchoStar XXIV. The technologies included in this satellite will provide more concentrated capacity over high-use areas than any other satellite and will power future generations of Hughes consumer, enterprise and aeronautical services across the Americas.

“The new capabilities that we have developed will underpin the next generation of satellite systems that will serve the increasing consumption of data around the world,” said Dario Zamarian, Group President at SSL. “This breakthrough in performance demonstrates our commitment to broadening the markets that we serve. It also demonstrates the success of our internal research and development programs, which will help ensure that space continues to be an essential part of the world’s networking and telecommunications infrastructure and will help drive the next wave of growth in the sector.”

SSL is the leader in putting broadband capacity on orbit and previously provided Hughes with record breaking high throughput satellites in 2016 and in 2012. But the EchoStar XXIV/JUPITER 3 Ultra High Density Satellite will feature an entirely new architecture based on a broad range of technology advances including the miniaturization of electronics, solid state amplifiers, and more efficient antenna designs. SSL has patented 18 technology advances that were incorporated into the spacecraft design, enabling it to provide highly concentrated capacity in critical areas.

“SSL is a trusted partner with exceptional engineering talent and a commitment to making high speed communications more accessible around the world,” said Pradman Kaul, president of Hughes Network Systems. “EchoStar XXIV/JUPITER 3 will deliver unprecedented levels of service by concentrating capacity where the users are. The demand for broadband capacity only continues to increase and, with this satellite, Hughes will be able to deliver more speed, more data, and more advanced features for consumer, enterprise, aeronautical and community Wi-Fi customers across the Americas.”

About Hughes Network Systems

Hughes Network Systems, LLC (HUGHES) is the global leader in broadband satellite technology and services for home and office. Its flagship high-speed satellite internet service is HughesNet®, the world’s largest satellite network with over 1 million residential and business customers across North and South America. For large enterprises and governments, the company’s HughesON® managed network services provide complete connectivity solutions employing an optimized mix of satellite and terrestrial technologies. The JUPITER™ System is the world’s most widely deployed High-Throughput Satellite (HTS) platform, operating on more than 20 satellites by leading service providers, delivering a wide range of broadband enterprise, mobility and cellular backhaul applications. To date, Hughes has shipped more than 6 million terminals to customers in over 100 countries, representing approximately 50 percent market share, and its technology is powering broadband services to aircraft around the world.

Headquartered outside Washington, D.C., in Germantown, Maryland, USA, Hughes operates sales and support offices worldwide, and is a wholly owned subsidiary of EchoStar Corporation (NASDAQ: SATS), a premier global provider of satellite operations. For additional information about Hughes, please visit www.hughes.com and follow @Hughes_Corp on Twitter.

About SSL

Space Systems Loral (SSL) is a leading provider of commercial satellites with broad expertise to support satellite operators and innovative space related missions. The company designs and manufactures spacecraft for services such as direct-to-home television, video content distribution, broadband internet, mobile communications, and Earth observation. As a Silicon Valley innovator for 60 years, SSL’s advanced product line also includes state-of-the-art small satellites, and sophisticated robotics and automation solutions for remote operations. For more information, visit www.sslmda.com.

About SSL MDA Holdings

SSL MDA Holdings is a wholly owned subsidiary of MacDonald, Dettwiler and Associates Ltd. (MDA) and serves as the operating company for all MDA businesses. SSL MDA Holdings has its headquarters in San Francisco.

About MDA

MDA is a global communications and information company providing operational solutions to commercial and government organizations worldwide. MDA’s business is focused on markets and customers with strong repeat business potential, primarily in the Communications sector and the Surveillance and Intelligence sector. In addition, the Company conducts a significant amount of advanced technology development. MDA’s established global customer base is served by more than 4,800 employees operating from 15 locations in the United States, Canada, and internationally. The Company’s common shares trade on the Toronto Stock Exchange under the symbol TSX:MDA.

Related Websites

www.mdacorporation.com

www.sslmda.com

Forward-Looking Statements

This release contains forward-looking statements and information, which reflect the current view of MacDonald, Dettwiler and Associates Ltd. and its subsidiaries (collectively “MDA” or the “Company”) with respect to future events, financial performance and operational capabilities. The forward-looking statements in this regard include statements regarding the award of a contract. Any such forward-looking statements are based on MDA’s current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. The factors and assumptions underlying the forward-looking statements in this release include, but are not limited to, the contract not being terminated. Any such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from current expectations. MDA cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. The risks that could cause actual results to differ from current expectations include, but are not limited to: failure of third parties and subcontractors; failure of systems to meet performance requirements; failure to anticipate changes in technology, technical standards and offerings or compliance with the requisite standards; and other risks including litigation. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Except as required by law, MDA disclaims any obligation or undertaking to update or revise the information herein.

For additional information with respect to certain of these risks or factors, plus additional risks or factors, reference should be made to the Company’s continuous disclosure materials filed from time to time with Canadian securities regulatory authorities, which are available online under the Company’s profile at www.sedar.com or on the Company’s website at www.mdacorporation.com.

The Toronto Stock Exchange has neither approved nor disapproved the form or content of this release.

Contact

Wendy Lewis | SSL Media Contact | 1-650-852-5188 | wendy.lewis@sslmda.com

Wendy Keyzer | MDA Media Contact | 1-604-231-2743 | wendy@mdacorporation.com

Marissa Poratto | MDA Investor Relations | 1-604-331-2044 | mporatto@mdalimited.ca